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                               SUPPLEMENT TO THE
                           OFFER TO PURCHASE FOR CASH
               UP TO 9,000 UNITS OF LIMITED PARTNERSHIP INTEREST
                                       of
                           PROMETHEUS INCOME PARTNERS
                                       at
               $480 NET PER UNIT OF LIMITED PARTNERSHIP INTEREST
                                       by
                        PROM INVESTMENT PARTNERS L.L.C.

 ***************************************************************************
 *                                                                         *
 *  THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT       *
 *  12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 20, 1996, UNLESS       *
 *  EXTENDED.                                                              *
 *                                                                         *
 ***************************************************************************


         The Purchaser hereby supplements and amends its offer to purchase up to 9,000 Units of Prometheus Income Partners, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 18, 1996, as supplemented and amended, this Supplement and the related Letter of Transmittal, as each may be amended from time to time. Capitalized terms used but not otherwise defined in this Supplement shall have the meanings ascribed to them in the Offer to Purchase.


                                  INTRODUCTION

         The "Introduction" to the Offer to Purchase is hereby supplemented and amended as follows:

         The Purchaser hereby amends the Offer to increase the Purchase Price to $480 per Unit, net to the seller in cash, without interest thereon, less the aggregate amount of any distributions per Unit declared or made by the Partnership after October 18, 1996 and the date of payment of the purchase price for the Units by the Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be supplemented or amended from time to time.

                        ________________________________

THIS OFFER REPRESENTS AN INCREASE OVER THE OFFER MADE BY PIP PURSUANT TO THE AFFILIATED TENDER OFFER.
                        ________________________________

FOR THE CONVENIENCE OF LIMITED PARTNERS DESIRING TO WITHDRAW FROM THE AFFILIATED TENDER OFFER AND ACCEPT THE $480 PER UNIT OFFERED HEREBY, A FORM OF "NOTICE OF WITHDRAWAL" IS ENCLOSED WHICH, IF PROPERLY DELIVERED TO IBJ SCHRODER BANK & TRUST COMPANY, DEPOSITARY AGENT FOR THE AFFILIATED TENDER OFFER, WILL ENABLE LIMITED PARTNERS TO WITHDRAW UNITS TENDERED PURSUANT TO THE AFFILIATED TENDER OFFER.
                        ________________________________


                                THE TENDER OFFER

         SECTION 1.  TERMS OF THE OFFER.

         Section 1 of the Offer to Purchase is hereby supplemented and amended as follows:

         The term "Expiration Date" shall mean 12:00 midnight, New York City time, on December 20, 1996, unless the Purchaser, in its sole discretion, shall have further extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, will expire.





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         SECTION 11.  BACKGROUND OF THE OFFER.

         Section 11 of the Offer to Purchase is hereby supplemented and amended as follows:

         On November 12, 1996, the Partnership withdrew its motion for a temporary restraining order and for expedited discovery in connection with the Partnership's lawsuit against the Purchaser titled Prom Income Partners v. Prom Investment Partners L.L.C., AP-GP Prom Partners Inc., et al. On November 22, 1996, the Partnership and the Purchaser entered into an agreement providing that the Purchaser's time to answer the Partnership's complaint was extended until five business days after the Purchaser's counsel receives written notice from the Partnership's counsel demanding service of an answer to the Partnership's complaint. The Purchaser continues to maintain that the Partnership's action is without merit and will vigorously defend itself.

         Since November 18, 1996, PIP, the Partnership and the Purchaser have discussed elements of a possible settlement agreement of the pending litigation between the Partnership and the Purchaser, which settlement may have included, among other things, a possible joint tender offer by PIP and the Purchaser for Units. On November 27, 1996, the Purchaser amended the Offer to extend its expiration to 12:00 Midnight, New York City time, on December 4, 1996. On December 4, 1996, the Purchaser determined that a settlement acceptable to it would not be reached at this time and terminated all discussions with the Partnership and PIP regarding a settlement of this litigation. No further settlement discussions are scheduled between PIP, the Partnership and the Purchaser.

         On November 26, 1996, a derivative and class action lawsuit was filed by J/B Investment Partners, on behalf of all Limited Partners of the Partnership, in California Superior Court for the County of Santa Clara (the "Limited Partner Class Action Lawsuit") against the General Partner, PIP, Sanford N. Diller, Vicki R. Mullins, John Murphy and certain entities affiliated with the foregoing (collectively, the "Defendants"). According to the Limited Partner Class Action Lawsuit, Ms. Mullins and Mr. Murphy are officers and directors of the General Partner and are the sole members of the Partnership's Special Committee. The Limited Partner Class Action Lawsuit alleges, among other things, that: (i) Mr. Diller, Ms. Mullins and Mr. Murphy have exercised their control of the Partnership to pursue "a common plan and scheme by which they have and are continuing to waste and misappropriate hundreds of thousands of dollars of Partnership assets"; (ii) the Special Committee is not independent and "is flawed in that it consists only of two employees of the General Partner and its affiliates", Ms. Mullins and Mr. Murphy; (iii) the Defendants breached their fiduciary duties to the Partnership and the Limited Partners; (iv) the Defendants breached the Partnership Agreement; and (v) the General Partner and PIP have been unjustly enriched. To date, the Partnership has not disclosed in its public filings the Limited Partner Class Action Lawsuit.


         SECTION 12.  SOURCE OF FUNDS.

         Section 12 of the Offer to Purchase is hereby amended as follows:

         The Purchaser expects that approximately $4,320,000 (exclusive of fees and expenses) would be required to purchase all of the Units sought pursuant to the Offer, if tendered. The Purchaser presently contemplates that it will obtain all of such funds from capital contributions from its members who have an aggregate net worth substantially in excess of the amount required to purchase the Units. One of the Purchaser's members, Apollo Real Estate Investment Fund II, L.P., has capital commitments from institutional and other investors for aggregate amounts that exceed $500 million. However, the Purchaser may seek to obtain debt financing to facilitate the purchase of Units, but no commitment has been obtained for any such debt financing.


                        Prom Investment Partners L.L.C.

December 5, 1996